United States securities and exchange commission logo





                             March 2, 2021

       James E. Perry
       Chief Financial Officer
       CSW Industrials, Inc.
       5420 Lyndon B. Johnson Freeway, Suite 500
       Dallas, TX 75240

                                                        Re: CSW Industrials,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2020
                                                            Filed May 20, 2020
                                                            File No. 001-37454

       Dear Mr. Perry:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2020

       Item 1 - Business
       General, page 1

   1. We note on the investor tab of your website you have provided earnings releases discussing the results
of operations and financial condition for your recently completed quarterly and annual
fiscal periods including non-GAAP financial measures. Please tell us why you have not
furnished these earnings releases under Item 2.02 of Form 8-K.
                                                        Refer to General
Instruction B and Item 2.02(a) of Form 8-K and Questions 101.01,
                                                        106.04 and 106.06 of
the Exchange Act Form 8-K C&DI.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James E. Perry
CSW Industrials, Inc.
March 2, 2021
Page 2

      You may contact Gary Newberry at (202) 551-3761 or Kevin J. Kuhar, Accounting
Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameJames E. Perry                       Sincerely,
Comapany NameCSW Industrials, Inc.
                                                       Division of Corporation
Finance
March 2, 2021 Page 2                                   Office of Life Sciences
FirstName LastName